
07005696

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50209

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2006** (MM/DD/YY) AND ENDING **12/31/2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gargoyle Strategic Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Grand Avenue, Building 3, 2nd Floor
(No. and Street)

Englewood	**New Jersey**	**07631**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Goodgal **718-522-5620**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Goodgal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gargoyle Strategic Investments, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

YVONNE REID
Notary Public, State of New York
No. 01RE6031269
Qualified in New York County
Commission Expires Sept. 27, 20 09



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☐ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

DECEMBER 31, 2006

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITOR'S REPORT

To the Members of
Gargoyle Strategic Investments L.L.C.

We have audited the accompanying statement of assets, liabilities and members' equity of Gargoyle Strategic Investments L.L.C. as of December 31, 2006 and the related statements of revenue and expenses, members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gargoyle Strategic Investments L.L.C. at December 31, 2006 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Kempisty & Company
Certified Public Accountants PC
New York, New York
February 28, 2007

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

DECEMBER 31, 2006

ASSETS		
Due from Clearing Broker (Cash)	$	486,108,269
Securities owned, at market value (Note 5)		883,472,160
JBO investment		52,284
Interest receivable		4,254,941
Dividends receivable		375,263
Due from related party		206,552
Fixed assets, net of accumulated depreciation of $259,933		366,177
Other		60,287
TOTAL ASSETS	$	1,374,895,933

LIABILITIES AND MEMBERS' EQUITY		
Securities sold, not yet purchased, at market	$	1,322,360,920
Interest payable		2,439,447
Dividends payable		527,703
Accrued expenses		1,048,474
Due to related party		83,814
Bank overdraft		13,191
TOTAL LIABILITIES		1,326,473,549
Commitments and contingent liabilities (Note 6)		-
Subordinated borrowings		8,000,000
Members' equity		40,422,384
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,374,895,933

The accompanying notes are an integral part of these financial statements.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

STATEMENT OF REVENUE AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Principal trading	$ 19,263,378
Interest	30,690,817
Dividends	5,951,466
Litigation settlement	170,431
Total Revenues	56,076,092
Expenses:	
Interest expense	23,295,937
Brokerage fees	9,057,957
Dividend expense	8,005,134
Clearing charges	7,413,784
Payroll and employee benefits	1,303,204
Data processing	259,232
Guaranteed payments	223,903
Office expenses	169,681
Depreciation and amortization	99,426
Regulatory fees	88,706
Seat lease fees	86,795
Professional fees	68,034
Other	29,400
Total Expenses	50,101,193
Net income	$ 5,974,899

The accompanying notes are an integral part of these financial statements.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

Members' equity at January 1, 2006	$	43,822,170
Capital contributions		92,778
Net income		5,974,899
Withdrawals		(9,467,463)
Members' equity at December 31, 2006	$	40,422,384

The accompanying notes are an integral part of these financial statements.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2006

Subordinated borrowings at January 1, 2006	$	8,000,000
Increases:		
Borrowings		-
Decreases:		
Payments		-
Subordinated borrowings at December 31, 2006	$	8,000,000

The accompanying notes are an integral part of these financial statements.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2006

Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 5,974,899
Changes in items having no effect on cash:	
Depreciation and amortization	99,423
Other expenses	27,942
Changes in operating assets and liabilities:	
(Increase) in securities owned at market	(833,374,688)
(Increase) in due from clearing broker	(349,437,644)
(Increase) in interest receivable	(2,156,764)
(Increase) in dividends receivable	(34,768)
(Increase) in due from related party	(103,344)
(Increase) in fixed assets	(65,425)
(Increase) in other	(47,488)
Increase in interest payable	570,270
(Decrease) in dividends payable	(112,037)
(Decrease) in accrued expenses	(224,735)
Increase in due to related party	55,086
Increase in securities sold, not yet purchased, at market	1,188,192,601
Total adjustments	3,388,429
NET CASH PROVIDED BY OPERATING ACTIVITIES	9,363,328
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	92,778
Capital withdrawals	(9,467,463)
Capital withdrawals	(47,303)
CASH USED BY FINANCING ACTIVITIES	(9,421,988)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(17,766)
CASH USED BY INVESTING ACTIVITIES	(17,766)
NET DECREASE IN CASH	(76,426)
CASH	
Beginning of year	76,426
End of year	$ -

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Gargoyle Strategic Investments L.L.C., a New York limited liability company (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the American Stock Exchange ("AMEX").

The Company is engaged in securities trading.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded daily on a mark to market basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, Disclosures about Fair Value of the Financial Instruments, requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Currently all of the Company's financial instruments, are carried at, or approximate fair value.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the gain from operations.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the members under this form of organization.

NOTE 4- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from the Company's clearing organization at December 31, 2006, consist of the following:

	Receivable
Receivable from clearing broker	$ 486,108,269

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 5- SECURITIES OWNED AT MARKET

Marketable securities owned and sold, not yet purchased, at December 31, 2006 consist of trading and investment securities at quoted market values, as illustrated below:

	Owned	Sold, Not Yet Purchased
Common stocks	$ 413,162,335	$ -
Options	470,309,825	1,322,360,920
	$ 883,472,160	$ 1,322,360,920

NOTE 6- COMMITMENTS AND CONTINGENCIES

The Company utilizes office space provided by its clearing firm.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is a member of the American Stock Exchange and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was $1,272,627 which was $1,172,627 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.9002 to 1.

NOTE 8- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 9- SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2006 are as follows:

Revolving subordinated loans	$ 8,000,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 10- OFF BALANCE SHEET RISK

Pursuant to a JOB Participant's Account Agreement, the Company will give up its clearing member to the clearing corporation for all of its securities transactions. Therefore, all of the customers' money balances and long and short security positions will be maintained on the books of the clearing member in a JOB participant's account. Under certain conditions as defined in the agreement, the Company has agreed to indemnify the clearing member for losses, if any, which the clearing member may sustain from maintaining securities transactions effected by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing member monitor collateral on the securities transactions introduced by the Company.

NOTE 11- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying contract (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 11- GUARANTEES (continued)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL:		
Members' equity		$ 40,422,384
Add: allowable subordinated liabilities		8,000,000
Less non-allowable assets and deductions:		
JBO investment	52,284	
Due from related party	206,552	
Fixed assets	366,177	
Other	$ 60,287	
		685,300
Less: Haircuts on trading and investment securities		46,464,457
NET CAPITAL		$ 1,272,627
AGGREGATE INDEBTEDNESS, total liabilities		$ 1,145,655
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 76,377
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 100,000
MINIMUM NET CAPITAL REQUIRED		$ 100,000
EXCESS NET CAPITAL ($1,272,627 - $100,000)		$ 1,172,627
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$ 1,145,655	
NET CAPITAL	$ 1,272,627	90.023%

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$ 736,457
Increases:		
Income and expense adjustments (net)	$ 543,872	
Adjustment of reported capital withdrawals	119,114	662,986
Decreases:		
Increase in non allowable assets		(126,816)
NET CAPITAL, per audit		$ 1,272,627

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Gargoyle Strategic Investments, L.L.C. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The American Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 28, 2007

END